SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                        Entergy Power CBA Holding Limited
                        (Name of foreign utility company)



                           Southern Cone Power Limited
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)



                The Commission is requested to mail copies of all Communications relating to this Notification to:


     Southern Cone Power Limited              Clifford Chance Rogers & Wells LLP
     P.O. Box 309, Ugland House               The William P. Rogers Building
     South Church Street                      2001 K Street, NW
     Georgetown, Grand Cayman                 Washington, DC  20006-1001
     Cayman Islands, BWI                      Attention:  Ashley Meise
     Attention: Andrew Aldridge

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     Southern Cone Power Limited ("SCP"),  a company  incorporated in the Cayman
Islands, hereby notifies the Securities and Exchange Commission that Entergy Power CBA Holding Limited ("CBA Holding") in which SCP intends to acquire an ownership interest on or shortly after March 21, 2002, is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.  Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Entergy Power CBA Holding Limited
          Cedar House
          41 Cedar Avenue
          Hamilton HM 12
          Bermuda

     CBA Holding claims status as a FUCO under the Act by virtue of its ownership interest in Central Termoelectric Buenos Aires S.A. ("CTBA"), a FUCO under the Act. CTBA owns and operates a 220 MW combined-cycle gas turbine generator located located on a site being leased from Central Costanera, S.A. ("Costanera") near Buenos Aires, Argentina. CBA Holding owns a 7.81% interest in CTBA.

     SCP intends to own an interest in CBA Holding through its ownership of Latin America Holding I, Limited, a FUCO under the Act.

     No persons (other than SCP's proposed ownership interest) will own a 5% or more voting interest in CBA Holding.

Item 2. Domestic Associate Public-Utility Companies of CBA Holding and their Relationship to CBA Holding.

     After the proposed acquisition, there will be no domestic associate "public-utility companies" of CBA Holding within the meaning of the Act.

EXHIBIT A. State Certification.

         Not applicable.



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                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By:      /s/ Andrew Aldridge


Dated:  March 21, 2002